FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

GETTY COPPER INC.
 (Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1
 (Address of principal executive offices)

Attachments:

1.

Interim Financial Statements (Unaudited) For The Three Months Ended  March 31, 2004.

2.

News Release Dated June 16, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)
Date: June, 2004	By: /s/ “Robert Gardner”
Name
Its: Director
(Title)

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Interim Financial Statements for the period ended March 31, 2004

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED

MARCH 31, 2004

GETTY COPPER INC.

INTERIM BALANCE SHEETS

(UNAUDITED)

(In Canadian Dollars)

ASSETS	March 31, 2003	December 31, 2004
Current assets
Cash and short-term investments	$ 2,026,496	$ 2,083,922
Goods and services tax recoverable	4,217	6,289
Prepaid expenses	7,905	5,698

2,038,618	2,095,909

Mineral properties (note 3)	1,693,966	1,680,471

Property, building and equipment (note 4)	183,207	186,575

$ 3,915,791	$ 3,962,955
LIABILITIES
Current liabilities
Accounts payable	$ 465,721	$ 457,572
Loan payable (note 5)	66,621	66,621
Current portion of mortgage payable	1,870	1,836

	534,212	526,029

Mortgage payable (note 6)	96,543	97,024

	630,755	623,053

Share capital (note 8)	15,660,319	15,662,319

Contributed surplus (note 8)	811,499	781,966

Deficit	(13,186,782)	(13,104,383)
Commitments (Note 10)
Subsequent Events (Note 12)	3,285,036	3,339,902

	$ 3,915,791	$ 3,962,955

Approved by the Directors

__________________________,  Director

__________________________,  Director

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

(UNAUDITED)

(In Canadian Dollars)

	Three Months	Three Months
	Ended	Ended
	March 31,2004 2004	March 31, 2003
Revenue
Interest	$ 7,991	$ 449
Rent	561	561

	8,552	1,010
Expenses
Amortization	1,096	1,202
Bank charges and interest	4,204	4,093
Filing Fees	1,460	2,248
Insurance	419	400
Management Fees	7,500	7,500
Marketing and promotion	2,924	9,945
Office and miscellaneous	3,335	5,984
Professional fees	18,552	16,521
Rent	9,281	8,580
Stock option compensation	29,532	--
Telephone	2,420	2,311
Transfer Fees	3,263	2,141
Travel	429	1,344
Wages & benefits	6,536	11,572
	90,951	73,841
Provision for impairment of and exploration
costs of mineral properties (note 3)	--	(4,041)

Loss before income taxes, future income taxes	(82,399)	(76,872)

Net loss	(82,399)	(76,872)

Deficit, beginning	(13,104,383)	(12,701,152)

Deficit, ending,	$ (13,186,782)	$ (12,778,024)

See accompanying notes to the financial statements.

GETTY COPPER INC.

INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In Canadian Dollars)

	Three months ended	Three months ended
	March 31, 2004	March 31, 2003
Cash flows from (used in) operating activities
Net loss for the period	$ (82,399)	$ (76,872)
Add: Items not involving cash
Amortization	1,096	1,202
Provision for impairment of and
exploration costs of
mineral properties	--	4,041
Stock option compensation expense	29,532	--

	(51,771)	(71,629)
Net change in non-cash working
capital balances
Decrease (increase) in exploration tax
credits and goods and services
tax recoverable	2,072	1,263
Decrease (increase) in prepaid expenses	(2,206)	(6,362)
Increase in accounts payable	8,183	5,664

	(43,722)	(71,064)
Cash flows from (used in) financing activities
Mortgage principal repayments	(481)	(414)
Issuance of shares, net of issuance costs	(2,000)	--

	(2,481)	(414)
Cash flows used in investing activities
Exploration costs	(11,223)	(1,633)
Acquisition of mineral properties	--	(7,000)
	(11,223)	(8,633)

Increase (decrease) in cash during the period	(57,426)	(80,111)

Cash and short-term investments,
beginning of the period	2,083,922	124,518

Cash and short-term investments,
end of the period	$ 2,026,496	$ 44,407

GETTY COPPER INC.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2004

(In Canadian Dollars)

1.

General information

The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable.  In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral properties.  The recoverability of amounts shown for mineral properties and the ability of the company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral properties and future profitable production or proceeds from the disposition thereof.

Of the cash and short-term investments held at March 31, 2004, $2,015,000 is required to be expended on exploration in accordance with the December 31, 2003 flow through share issue.  The company has an urgent need for equity capital and financing for working capital requirements.  The company is not in a position to discharge its liabilities as they become due in the ordinary course of business.

Effective March 7, 2003 the company changed its name from Getty Copper Corp. to Getty Copper Inc.

2.

Significant accounting policies

These interim financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern.  The interim financial statements do not give effect to adjustments that would be necessary should the company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral properties

Costs of acquisition and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned.  If there is an indication of impairment the mineral properties are written down to the estimated net recoverable amount.  The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

e)

Future income taxes

The company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs.

g)

Flow-through financing

The company has issued flow-through shares, which transfers the tax deductibility of exploration expenditures to the investors.  Proceeds received on the issue of such shares are credited to share capital and the related exploration costs are charged to mineral properties.  The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of management estimates relate to the valuation of its mineral properties and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

3.

Mineral properties

	March 31, 2004	Dec. 31, 2003

Getty Northwest mineral claims, acquisition costs	$ 33,210	$ 33,210
Exploration and development costs	1,765	--
	34,975	33,210

Getty Central mineral claims, acquisition costs	111,846	111,846
Exploration and development costs	13	--
	111,859	111,846

Getty North mineral claims, acquisition costs	352,398	352,398
Exploration and development costs	4,664	--
	357,062	352.398

Getty South mineral claims, 50% interest, acquisition costs	1,069,134	1,069,134
Exploration and development costs	3,075	--
	1,072,209	1,069,134

Getty Southwest mineral claims, acquisition costs	113,883	113,883
Exploration and development costs	215	--
	114,098	113,883

Transvaal mineral claims, 50% interest	3,763	--

	$ 1,693,966	$ 1,680,471

Exploration costs provided for are comprised of:

	March 31, 2004	Dec. 31, 2003

Assay	$ 475,832	$ 475,832
Drilling	4,207,932	4,207,932
Environmental	254,454	254,454
Feasibility study	166,709	166,709
Geology	2,434,902	2,426,207
Metallurgy	228,085	228,085
Other	1,760,424	1,755,624
Provision for impairment and exploration costs	(9,514,843)	(9,514,843)

	$ 13,495	$ ---

Property, building and equipment amortization included in exploration costs during the period amounted to $2,272 (2003 - $2,408).

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 200 square kilometres.

The Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the company.

The company originally acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak under certain terms which were not met.  On November 8,

2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 common shares of the company at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak.  The purchase was recorded at the estimated fair market value of the interest in the mineral claims acquired.

The Transvaal mineral claims were acquired by an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.) which expired on October 15, 2003.  Getty Copper Inc. has entered into an agreement in principle to acquire the Transvaal mineral claims from Genco Resources Inc.  The agreement is subject to an independent fairness opinion on the proposed purchase price of $300,000 to be paid by issuing Getty Copper Inc.'s stock at a deemed price of $0.60 per share and is subject to regulatory approval.  (See note 12)

On December 19, 2003 the company and Genco Resources Inc. entered into a memorandum of understanding with Highland Valley Copper Corporation ("HVC") for it to earn an interest in certain of Getty Copper Inc.'s mineral properties and to form a joint venture if certain conditions are met.  The memorandum of understanding allows HVC to explore and develop certain mineral properties.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in the mineral claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest (for a 70% interest) by expending a further $10 million and completing a feasibility study over the next four years.  If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest if at least $10 million is expended and a joint venture will be established with Getty Copper Inc. having a 55% interest and being the operator.  If less than $10 million is expended Getty Copper Inc.'s interest in the joint venture will be 65% providing at least $5 million has been expended.  Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65% of the capital costs or extend and offer, on acceptable commercial terms, to lend Getty Copper Inc. 65% of its portion of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HVC:  30% Getty Copper Inc. basis.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at the year ended December 31, 2003 the company had recorded a provision for impairment of its exploration costs in the amount of $9,500,933 and of claims acquisition costs of $13,910.  With the flow though financing obtained in December 2003, funds are available to proceed with exploration and development of the mineral properties.  Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves or until the mineral exploration and development ceases and /or the mineral claims are abandoned.

4.

Property, building and equipment

	March 31, 2004
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 39,602	$ 37,238	$ 2,364
Computer equipment	94,854	87,230	7,624
Computer software	74,359	74,359	--
Office equipment	72,062	56,883	15,179
Portable buildings	12,112	11,563	549
Building	178,124	42,955	135,169
Land	22,322	--	22,322

	$ 493,435	$ 310,228	$ 183,207

	December 2003
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 39,602	$ 37,046	$ 2,556
Computer equipment	94,854	86,263	8,591
Computer software	74,359	74,359	--
Office equipment	72,062	56,084	15,978
Portable buildings	12,112	11,519	593
Building	178,124	41,589	136,535
Land	22,322	-- ─	22,322

	$ 493,435	$ 306,860	$ 186,575

See note 6.

5.

Loan payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum, has no fixed terms of repayment, and is secured by a general security agreement.

6.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2004	$ 1,870
2005	2,013
2006	2,167
2007	92,363

$ 98,413

7.

Income taxes

Significant components of the company's future income tax assets are as follows:

	March 31, 2004	Dec. 31, 2003

Tax value of mineral properties in excess of book value	$ 1,742,000	$ 1,738,000
Tax value of capital assets in excess of book value	113,000	109,000

	1,855,000	1,847,000
Valuation allowance	(1,855,000)	(1,847,000)

	---	---

Net operating loss carryforwards	757,000	803,000
Valuation allowance	(757,000)	(803,000)

	---	---

Net future income tax assets	$ ---	$ ---

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

A reconciliation between the company's statutory and effective tax rates is as follows:

	2004	2003

Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)

Effective rate of tax recovery	---	---

At December 31, 2003 the company has approximately $2,255,000 of loss carryforwards which may be available to reduce taxable income in future years.

These losses expire as follows:

2004	$ 716,000
2005	397,000
2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	295,000

$ 2,255,000

8.

Share capital

	Shares	Amount
Authorized
Unlimited number of common shares Issued

Balance at December 31, 2002	33,487,313	12,219,794

Share consolidation	(16,743,656)	--
Shares issued for cash	4,850,000	2,380,000
Shares issued for mineral properties (note 3)	6,000,000	1,200,000
Share issue costs	--	(137,475)
Balance, December 31, 2003	27,593,657	$ 15,662,319

Share issue costs	--	2,000
Balance, Mach 31, 2004	27,593,657	$ 15,660,319

Effective March 7, 2003 the issued and outstanding common shares of the company were consolidated on the basis of two common shares into one common share.

During 2002 the company issued 2,000,000 units at $0.05 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional common share.  After consolidation 1,000,000 warrants remained outstanding entitling the holder to purchase a common share at $0.20 up to September 26, 2003.  During 2003, all of the warrants were exercised.

During 2002 the company issued 3,000,000 units at $0.10 per unit.  Each unit included one common share and one share purchase warrant which entitled the holder to purchase an additional share.  After consolidation, 1,500,000 warrants remained outstanding entitling the holder to purchase a common share at $0.22 up to September 24, 2004.  During 2003, 750,000 of these warrants were exercised, leaving 750,000 warrants outstanding.

On December 31, 2003 the company closed a private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 per share until December 30, 2005.  In connection with the private placement, the company issued 155,000 agent’s share purchase warrants exercisable at a price of $0.75 for a two year period.

The remaining 187,500 post consolidation shares held in escrow were released during 2003.

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration.  The shares were initially issued in 1988 in exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc.  The shares were surrendered and cancelled incidental to the company's listing application.  An additional $29,532 (2003-$14,000) in contributed surplus arose as a result of recording stock option compensation expense.  See note 9.

9.

Stock options

During 2003, the company granted 1,950,000 common share options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18 month period following the date of grant.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $29,532 (2003-Nil) was recognized during the period.

On March 1, 2004 the company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. who has been hired to provide financial advisory services. See note 12.

There remains 895,231 common shares reserved for issuance under the company's share option plan.

10.

Commitments

The company is committed to make monthly payments of $3,000 to related parties, for management fees and rent.

11.

Other information

a)

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the company had the following transactions and balances with officers and directors of the company and companies or professional firms with which officers or directors are associated.

	March 31, 2004	March 31, 2003

Exploration and development costs incurred	$ 4,950	$ --
Accounts payable	$ 215,998	$ 171,484
Expenses
Interest	$ 2,257	$ 2,127
Management fees	$ 7,500	$ 7,500
Professional fees	$ 6,521	$ 3,142
Rent	$ 1,500	$ 1,500

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to between the parties.

b)

Financial instruments

The company's financial instruments consist of cash and short-term investments, accounts payable, loan payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying value, unless otherwise noted.  The fair value of the loan payable is not practical to determine with sufficient reliability due to the uncertainty over the timing and amount of repayment.

c)

Loss per share

Loss per share figures have not been provided as management does not consider this information meaningful considering the company's activities to date.

d)

Statement of cash flows

	2004	2003
Cash used in operating activities includes:
Interest paid	$ 1,822	$ 1,854
Interest received	$ 7,991	$ 449

12.  Subsequent Events:

Subsequent to the three months ending March 31, 2004, 125,000 warrants were exercised at $0.22, resulting in 125,000 common shares issued for $27,500.  These warrants were from a 2002 private placement and were due to expire September 24, 2004, 625,000 warrants remain outstanding $0.22.

In December 2003, the Company entered into an agreement in principle with Genco Resources Ltd., to purchase from Genco, Nine crown granted mineral claims, known as the “Transvaal Claims” in the Kamloops Mining District of British Columbia, for the sale price of $300,000 CDN, payable in common shares of Getty Copper Inc. with a deemed value of $0.60 CDN per share. Subsequently, based on an independent fairness opinion, a sale price of $275,000 CDN has been confirmed and awaits approval of the TSX Venture Exchange.

The Company retained Endeavour Financial Lt. to provide strategic direction and corporate development advice.  Endeavour Financial Ltd. has provided financial advisory services to the mining and minerals industries for fifteen years, with offices in Vancouver, British Columbia, George Town, Cayman Islands, and London, England, they are one of the largest investment banking teams dedicated exclusively to the international mining industry.

On April 23, 2004 Highland Valley Copper (HVC) informed Getty Copper Inc. that Phase I of a planned two phase 2004 exploration program has commenced on part of Getty’s mineral property located in the Highland Valley are near Kamloops, British Columbia.  The Phase I program totalling $495,000 comprising 200 line kilometres of line cutting, 180 line kilometres of IP geophysical surveying and approximately 1300 meters of diamond drilling.  The program is designed to identify geophysical targets and/or Copper mineralization, which will then be drilled more extensively in Phase II.  All necessary permits have been received and the program started April 14th, 2004.  HVC has retained Teck Cominco Limited to manage the exploration program on its behalf.  Phase I drilling is expected to begin in mid-May, 2004.

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of 1 share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share.   The proceeds of the private placement of units will be used for working capital.  This private placement of units is subject to the TSX Venture Exchange approval.

GETTY COPPER INC.

FOR THE THREE MONTHS ENDED MARCH 31, 2004

SCHEDULE B

1.

Exploration and development costs:

Refer to Note 3 to the financial statements

Included in the General Administrative Expenses as Professional Fees are:

For the three months ended March 31, 2004 Legal $7,120, Accounting  $6,932, Consulting Fees $4,500.

For the three months ended March 31, 2003 Legal $4,379, Accounting  $3,142 and Consulting $9,000.

2.

General and administrative expenses:

Refer to the statement of operations and deficit for the three months ended March 31, 2004 and Note 11 to the financial statements.

3.

a)

Securities issued during the quarter:

(refer to Note 8 to the financial statements)

b)

Options granted during the quarter:

None (refer to note 9 to the financial statements)

c)

Authorized and issued share capital:

Refer to Note 8 to the financial statements

d)

Options, warrants and convertible securities outstanding:

Refer to Note 8 and 9 to the financial statements

e)

Shares in escrow or subject to pooling:

Refer to Note 8 to the financial statements

4.

List of Directors:

John B. Lepinski, President, CEO

Donald  Willoughby FCA, CFP, Secretary, CFO

Jean-Jacques Treyvaud

Vittorio Preto P.Eng

Robert C. Gardner,  QC

Patrick Raleigh, P.Eng

Brian R. D. Smith Q.C.

GETTY COPPER INC.

FOR THE THREE MONTHS ENDED MARCH 31, 2004

SCHEDULE C

MANAGEMENT DISCUSSION

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, Getty Copper Corp. has been conducting exploration for copper on its 200 km2, Highland Valley, B.C. mineral property, which adjoins the large copper-molybdenum mining and milling operation of Highland Valley Copper in the Kamloops Mining Division, British Columbia, Canada.  The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to Getty Copper Corp. both limited pre-feasibility work and a full feasibility study.

The Getty North Deposit is currently estimated to contain a mineral resource of 72,093,000 drill indicated and drill inferred tonnes averaging 0.31%Cu, including 10,030,000 drill indicated and drill inferred tonnes of oxidized material having an average copper content of 0.40% and 44,405,000 drill indicated and drill inferred tonnes of sulphide copper resource having an average copper content of 0.37%.

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

Ongoing reviews of previous geological , geophysical and geochemical programs are being conducted to determine future work programs.

On December 19, 2003 the Company announced the signing of a memorandum of understanding with Highland Valley Copper (HVC), which is a joint venture among Teck Cominco Ltd., 97.5% and Highmont Mining Company as to 2.5%.

The Memorandum of Understanding allows HVC to explore and develop certain mineral claims controlled by Getty Copper Inc. in the Highland Valley.  Under the terms of the memorandum HVC will have the right to earn an initial 51% interest in the selected Getty claims by spending an aggregate of $5 million by December 31, 2006, under the following schedule:

$1,350,000 by December 31, 2004

$3,000,000 by December 31, 2005

$5,000,000 by December 31, 2006

Upon earning its initial interest, HVC will have the right to earn a further 19% interest from Getty (for a 70% interest) by expending a further $10 million and completing a feasibility study over the next four years.  The claims are subject to a   1 1/2% NSR royalty in favour of Robak Industries Ltd., which is controlled by a director of the company.

If HVC elects not to expend the additional $10 million and complete a feasibility study, its interest in the property will revert to a 45% participating interest if at least $10 million has been expended and a 55%(Getty) - 45% joint venture will be established with Getty as the operator.  If less than $10 million has been expended at the time HVC elects not to further exercise its option, then a 65% (Getty) - 35% (HVC) joint venture will be established.

Under the terms of the memorandum, if HVC proceeds with a production plan, it will either arrange project financing for at least 65% of the capital costs or extend an offer, on acceptable commercial terms, to lend Getty 65% of its portion of the capital costs to place the project into commercial production.  Each company will contribute its pro rata share of the equity required on a 70% HAVC: 30% Getty basis.

The exploration work to be undertaken on the property will be carried out by Teck Cominco Ltd., on behalf of Highland Valley Copper and Getty Copper Inc.

This agreement does not include the claims owned by Getty Copper Inc., which include those known as the Getty North mineral claims and 50% interest in the Getty South mineral claims.

The company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak.  The terms of the acquisition were not met and on November 8, 2002 the company and Robak terminated the original agreement and entered into an agreement for the company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the company (see note 8) at a deemed value of $1,200,000, an agreement by the company to pay 100% of the costs to place the Getty South mineral claims into production, and a   1-1/2% net smelter royalty in favour of Robak.

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The company had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the company and Genco Resources Inc. were to enter into a joint venture.  As of December 31, 2003 the company had spent $340,502 on exploration.

As the Genco Resources Ltd. option agreement related to the Transvaal mineral claims expired on December 31, 2003, Getty entered into an agreement in principle to acquire the Transvaal mineral claims from Genco Resources Inc.  This agreement is subject to a independent fairness opinion on the proposed purchase price of $300,000 to be paid in Getty stock at a deemed price of $0.60 per share and is subject to regulatory approval.

The company is pursuing approaches to further develop its mineral properties.  Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the period ended March 31, 2004 funding is available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During 2003 a scanner for the office was purchased for $458 and a number of mineral claims were abandoned and relocated to consolidate the land package in preparation for the new government regulations regarding mineral title and map staking.

During October 2001, Dr. J Oliver P.Geo completed a 1:10,000 scale geological map over portions of Getty Copper’s Highland Valley property. Geological data was supported with petrographic and lithogeochemical data.  An infill geochemical program was also implemented to clarify the nature of previous geochemical surveys. Geophysical data was also re-interpreted within the 2001 geological framework. The results of these programs may be summarized as follows:

i.

Heavy surficial cover, including both boulder and sandy tills covers much of the property. Ice transport direction is from the north to south. Any geochemical anomalies will have bedrock sources, which lie to the north of the till or soil anomaly, and may be significantly muted.

ii.

Bleached white, silicified, fine grained quartz porphyritic dyke rocks noted in the south western map area are not significantly mineralized.

iii.

A large metasomatically altered metavolcanic roof pendants, with prograde skarn assemblages, underlies much of the magnetic and IP anomalies forming the North Valley anomaly.

iv.

At least five north trending intrusive phases are noted within the map area. Rock composition varies from gabbro-diorites to granites. One of these phases, gabbros, may be permissive hosts to PGM mineralization. Disseminated and stockwork controlled mineralization is noted in the granodiorite rocks along the eastern portion of the property, in a area of extensive drift cover.

v.

A Eocene volcanic centre was mapped in the southeastern property area.

vi.

Large fault structures, the North Valley Fault, Glossie Fault and North Glossie Fault, have been mapped on the property. Two of these structures, the North Glossie and Glossie Faults, are associated with structurally controlled copper-silver vein systems. Mineralization within these structures occurs within well defined veins and quartz-carbonate replacements and within clay altered and bleached rocks in the footwall and hangingwall to these structural zones. The full width of these structurally controlled zones has not been determined. Copper values ranging from 1.81 to 4.18% Cu have been obtained from 1.2 m wide shear hosted veins within the core of the fault. These veins carry up to 5.6 ppm Ag. Rock samples from the footwall of the Glossie fault, external to the central veins in a “cryptic” mineralized zone carry 2.16% Cu and 11.8 g/t Ag over indeterminant widths.

vii.

The surface expression of these structurally controlled fault systems are often highly recessive but, based on an initial geochemical orientation survey, are traceable in B horizon soils.

viii.        A $270,000 follow-up work program for the exploration of (1) high grade structurally controlled  copper-silver zones (2) stockwork or disseminated porphyry style mineralization and (3) screening for potential PGM systems in mafic to ultramafic rocks is recommended.

At the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.  The Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred.  Without a full feasibility study, the Company is unable to determine that it has economically recoverable reserves.  In addition at this time there is no certainty that the company will be able to obtain the necessary financing to complete the exploration and development of the mineral properties. However, the board of directors is confident that a full feasibility will obtain positive results and will therefore continue to actively pursue the development and financing requirements of the Company.

The Company performs its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The company’s management remains committed to the development of the company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

The Company’s working capital decreased to $1,504,406 for the three months ending March 31, 2004 from $1569,880 at December 31, 2003, the decrease  $65,474 in working capital can be attributed directly to expenditures paid during the period as the Company has no source of income other than interest earned on flow through funds held in a term deposit and rent received for a portion of the Logan Lake office.  General and administrative expenditures for the three months ended December 31, 2003 in increased to $90,951 compared to $73,841 March 31, 2003.  The increase is largely due to recognizing a stock option compensation of $29,532 (2003-Nil).  Marketing and Promotion has decreased decreased to $2,924 for the three months ending March 31, 2004 from $9,945 at March 31, 2003 due the printing of promotional brochures in 2003.  During the three months ending March 31, 2004 wages have decreased to $6,536 from $11,572 at March 31, 2003, with employment of the office manager/accountant on a part-time basis associated with the Vancouver office.  The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous year end.   The company granted stock options in November 2003 and the compensation expense has been calculated at $29,532.

Summary of Quarterly Results

	Mar 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002
Revenue	$ 8,552	3,322	2,640	2,046	1,010	976	231	181
Loss before Extraordinary items	$ 82,399	308,276	207,849	155,253	72,831	234,865	132,868	87,154
Net loss	$ 82,399	403,231	271,634	211,024	76,872	250,936	152,565	102,085
Loss per share	$0 .0030	.0146	0.0114	0.0093	0.0034	.0.0075	0.0046	0.0036
Loss per share diluted	$0.0026	.0126	0.0108	0.0030	0.0030	0.0065	0.0038	0.0034

On December 31, 2003 the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

Subsequent to the March 31, 2004, the Company retained Endeavour Financial Ltd. to provide strategic direction and corporate development advice.  Endeavour Financial Ltd. has provided financial advisory services to the mining and minerals industries for fifteen years and has structured and arranged numerous corporate financings, corporate mergers and acquisitions, and divestitures.  They are a private, independent, investment–banking firm with an exclusive mining industry focus, innovative transaction skills and diverse professional background, with offices in Vancouver. B.C, Canada, Gorge Town, Cayman Islands, and London, England.  On March 1, 2004 the company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. subject to the Company’s normal vesting terms.

Also, subsequent to the three months ending March 31, 2004, 125,000 warrants were exercised at $0.22, resulting in 125,000 common shares issued for $27,500.  These warrants were form a 2002 private placement and were due to expire September 24, 2004, 625,000 warrants remain outstanding at $0.22.

In December 2003, the Company entered into an agreement in principle with Genco Resources Ltd., to purchase from Genco, Nine crown granted mineral claims, known as the “Transvaal Claims” in the Kamloops Mining District of British Columbia, for the sale price of $300,000 CDN, payable in common shares of Getty Copper Inc. with a deemed value of $0.60 CDN per share. Subsequently, based on an independent fairness opinion, a sale price of $275,000 CDN has been confirmed and awaits approval of the TSX Venture Exchange.

On April 23, 2004 Highland Valley Copper (HVC) informed Getty Copper Inc. that Phase I of a planned two phase 2004 exploration program has commenced on part of Getty’s mineral property located in the Highland Valley are near Kamloops, British Columbia.  The Phase I program totalling $495,000 comprising 200 line kilometres of line cutting, 180 line kilometres of IP geophysical surveying and approximately 1300 meters of diamond drilling.  The program is designed to identify geophysical targets and/or Copper mineralization, which will then be drilled more extensively in Phase II.  All necessary permits have been received and the program started April 14th, 2004.  HVC has retained Teck Cominco Limited to manage the exploration program on its behalf.  Phase I drilling is expected to begin in mid-May, 2004.

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of 1 share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share. The proceeds of the private placement of units will be used for working capital.  This private placement of units is subject to the TSX Venture Exchange approval.

GETTY COPPER INC.

June 16, 2004

For Immediate Release

Getty Reviewing Property Acquisition

 Don Willoughby, Director and Secretary advises that Getty's board is currently reviewing its past disclosure and related matters in connection with the 2002/2003 acquisition of a 50% interest in the Getty South mineral claims. Getty expects to have a preliminary news release issued in connection with the review within a few days.

For further information please contact:

GETTY COPPER INC.

#550 – 999 W. Hastings St.

Vancouver,  BC  V6C 2W2

Phone:  604-682-2205

Fax:  604-682-2235

The TSX Venture exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gettycopper.com

GTC (TSX Venture Exchange)